UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Edgar Template RW

VOLUNTARY WITHDRAWAL OF A REGISTRATION STATEMENT

Lightning Marine, Inc.
(Name of small business issuer in its charter)

Nevada
(State or jurisdiction of
incorporation or organization)

65-1135290
(I.R.S. Employer
Identification Number)

723 Casino Center Blvd. 2nd Floor
Las Vegas, Nevada 89101
(619) 758-1973
(Address and telephone of principal executive offices)

re:	Lightning Marine, Inc.
Registration Statement on Form SB-1
Filed May 9, 2002
File # 333-87876

     Lightning Marine, Inc. hereby withdraws its SB-1 Registration Statement filed with the Securities and Exchange Commission on May 9, 2002. Lightning Marine, Inc. withdraws its SB-1 Registration Statement as being in the best interests of its current investors and the public. The company may file a new registration at a later time.

\S\ Jeffrey H. Mackay
Jeffrey H. Mackay, Secretary
Lightning Marine, Inc.